UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
      of the Securities Exchange Act of 1934 or Suspension of Duty to File
                   Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                         Commission File Number: 1-9520

                          Kent Electronics Corporation
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                              1111 Gillingham Lane
                                Sugar Land, Texas
                                 (281) 243-4000
        -----------------------------------------------------------------
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                         Common Stock without par value
                 4 1/2% Convertible Subordinated Notes Due 2004
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ]               Rule 12h-3(b)(1)(ii)  [X]
Rule 12g-4(a)(1)(ii) [ ]               Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(i)  [ ]               Rule 12h-3(b)(2)(ii)  [ ]
Rule 12g-4(a)(2)(ii) [ ]               Rule 15d-6            [ ]


Approximate number of holders of record as of the certification or notice date:

     I. Common Stock - 0. On June 8, 2001, the Registrant was merged into Avnet, Inc. and ceased to exist.

     II. 4 1/2% Convertible Subordinated Notes due 2004 - 90. In connection with the above mentioned merger, Avnet, Inc. assumed the registrant's obligations under the 4 1/2% Convertible Subordinated Notes.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Avnet, Inc. as successor issuer to Kent Electronics Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    June 11, 2001                     By: /s/Raymond Sadowski
                                               -------------------
                                            Raymond Sadowski
                                            Senior Vice President and
                                            Chief Financial Officer